June 21, 2012

VIA EDGAR

Mr. John P. Nolan

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington D.C. 20549

RE:	Union First Market Bankshares Corporation

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 14, 2012

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Filed May 9, 2012

File No. 0-20293

Dear Mr. Nolan:

This letter contains the responses of Union First Market Bankshares Corporation (the “Company”, “we” or “our”) to your letter dated June 12, 2012 regarding the above-referenced filings. To facilitate your review, we have reproduced, italicized in bold, the comments set forth in your letter, which are followed by our responses.

Form 10-K for Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis, page 23

Nonperforming Assets (“NPAs”), page 40

1.	Please refer to Item III C.1(c) of Industry Guide 3 and revise future filings to include restructured loans still accruing in your table on page 40. Please also revise this table to include your loans past due 90 days and accruing interest in your total nonperforming assets balance. Please provide us with your proposed revised disclosures.

In future filings, we will revise our nonperforming assets table as presented below:

	2011	2010	2009	2008	2007
Nonaccrual loans (excluding purchased impaired)	$44,834	$61,716	$22,348	$14,412	$9,436
Foreclosed properties	31,243	35,101	21,489	6,511	217
Real estate investment	1,020	1,020	1,020	629	476

Total nonperforming assets	77,097	97,838	44,857	21,552	10,129
Loans past due 90 days and accruing interest	19,911	15,332	7,296	3,082	905

Total nonperforming assets and loans past due 90 day and still accruing	$97,008	$113,170	$52,153	$24,634	$11,034

Performing restructurings	$98,834	$13,086	$—	$—	$—

Nonperforming assets to loans	2.74%	3.45%	2.39%	1.15%	0.58%
Nonperforming assets and loans past due 90 days and accruing to loans	3.44%	3.99%	2.78%	1.31%	0.63%
Nonperforming assets to loans, foreclosed properties & real estate investments	2.70%	3.40%	2.36%	1.15%	0.58%
Nonperforming assets and loans past due 90 days and still accruing to loans, foreclosed properties & real estate investments	3.40%	3.94%	2.75%	1.31%	0.63%
Allowance for loan losses to nonaccrual loans	88.04%	62.23%	136.41%	176.91%	204.92%
Allowance for loan losses to nonaccrual loans and loans past due 90 days and accruing	60.96%	49.85%	102.83%	145.74%	186.98%

Loans that are 90 days past due and still accruing are considered to be well secured and in process of collection and therefore the Company does not consider them to be nonperforming assets. However, given the risk associated with such loans, we have included them in this discussion in order to add perspective to performing loans that are considered to be higher risk. The Company’s Special Assets Loan Committee and senior credit personnel review these loans at least quarterly in order determine whether they should be moved to nonaccrual status, at which time they would also be considered to be nonperforming.

2.	As a related matter, we note your discussions throughout this section on nonperforming assets. On page 80, we note your tables presenting $98.8 million and $13.8 million of performing and nonperforming troubled debt restructurings (TDRs), respectively as of December 31, 2011. In your Form 10-K for the fiscal year ending December 31, 2010, we note you had total TDRs of $20.8 million. We could not find any disclosure in the current year 10-K that explained the reason for the significant increase in the TDRs during the twelve months ending December 31, 2011. Please tell us and revise future filings to include a discussion regarding significant changes in your TDRs. Please also update your discussions on nonperforming assets throughout the document to include the changes in TDRs.

On July 1, 2011, we adopted the amendments in Accounting Standards Update No. 2011-02 Determination of Whether a Restructuring is a Troubled Debt Restructuring (“ASU 2011-02”). ASU 2011-02 was to be applied retrospectively to the beginning of the annual period of adoption for modifications occurring on or after the beginning of the annual adoption period. In connection with our adoption of the amendments of ASU 2011-02, we reassessed all loans that were renewed on or after January 1, 2011 for identification as a troubled debt restructuring (“TDR”). The amendments contained in ASU 2011-02 place a greater emphasis on whether the modification is at market terms given the risk characteristics of the borrower.

The Company generally does not provide concessions on interest rates, with the primary concession being an extension of the term of the loan from the original maturity date. Prior to adopting ASU 2011-02, the Company’s primary focus of determining concessions was based on the interest rate of the borrower compared to the prevailing rate of a similar borrower of similar risk characteristics. However, given the clarifying guidance, further analysis was performed on each loan modification (including all renewals) to determine whether all terms granted were considered to be those available to a similar borrower in the current market. The economic environment during the evaluation period was such that the market for a borrower experiencing financial difficulty had contracted significantly and thus the borrower was likely not able to obtain similar alternative financing. Therefore, for loan modifications (including renewals) for which the borrower was experiencing financial difficulty, we determined that a concession was granted due to the extension of the term even when the prevailing rate of interest was considered to be a market rate for the borrower. Our interpretation of ASU 2011-02 is that if a concession is granted and the Company was not compensated for the concession (i.e. above market interest rate, curtailment, improved loan to value, etc.), then the modification to the loan was considered to be a TDR.

TDRs are considered to be impaired loans and the Company considers those that are nonaccrual to be nonperforming assets. The significant majority (77%) of the TDRs identified upon adoption of ASU 2011-02 were previously considered to be impaired and therefore the increase in TDRs during the year ended December 31, 2011 did not have a material impact on our financial condition or results of operations, including the allowance for loan losses and the provision for loan losses. The Company has further analyzed the performance of TDRs to determine how many have subsequently defaulted. As of December 31, 2011, the Company had four loans with a recorded investment of $2.2 million, or 2.1% of restructurings during the previous twelve months, that subsequently defaulted. This low default rate indicates that the modifications that we have made have been successful in assisting our customers and mitigating the risk in the overall loan portfolio.

In future filings, our discussion of TDRs will include greater discussion of significant changes in TDR balances and their impact on our financial condition and results of operations.

Financial Statements

Note 16 – Fair Value Measurements, page 99

3.	We note your disclosure stating that various impaired loans use Level 2 inputs to determine their fair value. Please note that due to the fact the appraisal process tends to be very assumption driven with comparatives, expectations on cash flows, and other factors, we believe that even though an appraisal is current and performed by an independent third party, it still would not appear to meet the Level 2 reporting for fair value. Please tell us why you believe the fair value of impaired loans that are measured using current appraisals are not all considered to use Level 3 inputs.

In preparation for our second quarter filing and in connection with our review of the comments, we plan to revise our interpretation of the fair value hierarchy as it relates to real estate appraisals used in determining the fair value of impaired loans. Currently, we place an emphasis on the date in which the appraisal was obtained, however as noted in your comment, the appraisal process is assumption based and selling costs vary depending on collateral type. Therefore, in future filings we intend to disclose all impaired loans that do not have an appraisal of one year or less and are not based solely on observable market comparables as Level 3 fair value measurements. Given that impaired loans currently presented as Level 2 are less than 1% of total assets and 1.01% and 1.17% of loans, net of unearned income, as of December 31, 2011 and March 31, 2012, respectively, we do not consider this to be material enough to warrant an amendment to previous filings. Further, this reclassification in the notes to the financial statements will not have an impact on the results of operations or the financial condition of the Company.

In addition, as your letter requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional questions, please do not hesitate to call me at (804) 632-2112.

Sincerely,

/s/ D. Anthony Peay

D. Anthony Peay

Executive Vice President and Chief Financial Officer